[LOGO OF MILLICOM INTERNATIONAL CELLULAR S.A.]

                      MILLICOM INTERNATIONAL CELLULAR S.A.


                                                         FOR IMMEDIATE RELEASE

                                                              January 21, 2003


   COMMENCEMENT OF EXCHANGE OFFER AND CONSENT SOLICITATION FOR 13-1/2% SENIOR
                           SUBORDINATED NOTES DUE 2006

New York, London and Luxembourg - January 21, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it has commenced an exchange offer for its 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes".

Holders of the Old Notes who tender their Old Notes will receive for each $1,000 of Old Notes validly tendered $600 of Millicom's newly issued 9% Senior Notes due 2005, or the "9% Notes", and $75 of Millicom's newly issued 4% Senior Convertible PIK (payment in kind) Notes due 2005, or the "4% Notes". The 4% Notes are convertible into Millicom's common stock at any time after April 1, 2003 at a conversion price of $5 per share, which may result in a dilution to existing Millicom stockholders of approximately 22% (assuming no issuance of PIK notes in lieu of cash interest). At maturity or upon redemption, Millicom may, at its option, in whole or in part, pay the then outstanding principal amount of the 4% Notes, plus accrued and unpaid interest thereon, in cash or in shares of its common stock. Millicom International Operations B.V., a wholly owned subsidiary of Millicom, will irrevocably and unconditionally guarantee the 9% Notes and 4% Notes.

Concurrently with the exchange offer, Millicom is also soliciting consents to certain amendments to the indenture under which the Old Notes were issued. The exchange offer and consent solicitation will expire at 5:00 p.m. on February 20, 2003, New York City time, unless extended by Millicom.

The exchange offer is made in a private offering only to holders of Old Notes who are not U.S. persons, or who are U.S. persons that are either "qualified institutional buyers" or "accredited investors" (as each of those terms are defined under the Securities Act of 1933, as amended) and who can make the representations to exchange, upon the terms and subject to the conditions set forth in the private offering documents.

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

CONTACTS:

Marc Beuls                                        Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                     Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                      Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                       Telephone: +44 20 7321 5022
Shared Value Ltd, London

Visit Millicom's homepage at http://www.millicom.com


Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.